UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 1-4146-1
(Check One): [X ]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR

For Period Ended:   10/31/06
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: NOT APPLICABLE

PART I -- REGISTRANT INFORMATION

NAVISTAR FINANCIAL CORPORATION
Full Name of Registrant

NOT APPLICABLE
Former Name if Applicable

425 N. MARTINGALE ROAD
Address of Principal Executive Office (Street and Number)

SCHAUMBURG, ILLINOIS 60173
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Navistar Financial Corporation (the Corporation) is unable to timely file its Annual Report on Form 10-K for the period ended October 31, 2006 because of its ongoing review of a number of accounting matters relating to its financial statements. As a result of this ongoing review, the Corporation was unable to timely file its Report for the period ended October 31, 2006 with the Commission by the January 29, 2007 deadline and does not anticipate being able to file such report within the fifteen-day grace period. The Corporation expects to file its Annual Report for the period ended October 31, 2006 as soon as practicable following the resolution of the foregoing matters and the filing of the Corporation’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005.

As previously announced in its Current Report on Form 8-K dated November 9, 2006, the Corporation concluded its previously issued audited financial statements and the independent auditors’ reports thereon for the years ended October 31, 2002 through 2004, and all quarterly financial statements for periods after November 1, 2002 should no longer be relied upon because of errors in such financial statements.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

John V. Mulvaney, Sr. (630)  753-4094
(Name)  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [] Yes [X] No

The Corporation has not filed its Corporation’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005 nor its Quarterly Report on Form 10-Q for the 3 month periods ended January 31, 2006, April 30, 2006 and July 31, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 31, 2006, the Corporation filed the 12b-25 announcing that it was delaying the filing of its Annual Report on Form 10-K for the period ended October 31, 2005 because its parent Navistar International Corporation (“Navistar”) was reviewing several complex accounting items.

On April 12, 2006, the Corporation filed Current Report on the Form 8-K announcing that its audit committee designated KPMG LLP as the company’s new registered public accounting firm replacing Deloitte & Touche LLP whose engagement with the company was terminated by the audit committee.

On November 9, 2006, the Corporation filed Current Report on Form 8-K announcing that it will restate its financial results for the fiscal years 2002 through 2004 and for the first nine months of fiscal 2005. The Corporation further announced that the need for a restatement has been identified in the ongoing review of accounting matters and that the Corporation has identified items requiring restatement which include accounting for securitization of certain assets as sales in accordance with SFAS No. 140 and the models and assumptions used to calculate both the gain upon sale and the subsequent fair values of the Corporation’s retained interests in each securitization. The review process by the Corporation and Navistar continues and could result in the identification of additional matters requiring correction or revision in the Corporation’s restated financial statements. Given the number of items under review by Navistar and the possibility that additional accounting corrections will be identified, the Corporation is unable to reasonably estimate the impact of the restatement. For additional information on this matter, please refer to the Current Report of Form 8-K dated and filed with the Commission on November 9, 2006 which is hereby incorporated herein by reference.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include information relating to the possible restatement of the Corporation’s historical financial statements. These forward-looking statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumption, including the risk of possible changes in the scope and nature of the ongoing analysis or the time period in which such analysis may be complete. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements.

NAVISTAR FINANCIAL CORPORATION
(Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 29, 2007	By: /s/	JOHN V. MULVANEY, SR.
John V. Mulvaney, Sr.
V.P., CFO and Treasurer
(Principal Accounting Officer)